Orion Bliss Corp.

Ashdod

Kalonite 9-57

Israel 7724233

Tel: +18498593819

Email: orionbliss123456@gmail.com

March 10, 2022

Re: Orion Bliss Corp.

Amendment No. 5 to Registration Statement on Form S-1

Filed November 26, 2021

File No. 333-257326

Dear Sirs and Madams: Li Xiao, Ada Sarmento, Al Pavot, and Joe McCann.

In response to your letter dated February 4, 2022, pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 3 to its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on June 23, 2021.

Personal message:

During difficult times that are going on in the world right now I pray for peace and safety of everyone lets deal with comments:

Comment 1:

Amendment No. 6 to Registration Statement on Form S-1

Risk Factors

Investors cannot withdraw funds once their subscription agreements are accepted by the company, page 9

We note your revisions in response to prior comment 1 where you have revised the risk factor on page 4 titled "Risk factor associated with having escrow account, trust or bank account" to remove references to a corporate bank account and we reissue our comment in part. Your cover page indicates that you will set up either an escrow account or a trust account to receive the proceeds of this offering and you also indicated that you will update the prospectus to disclose which account is established and the terms and to file the contract as an exhibit. If that is the case, please revise this risk factor here on page 9 as well as your risk factor on page 4 titled "Risk factor associated with having escrow account, trust or bank account" to remove all references to the funds being place in a bank account or a corporate bank account. Bliss Corp.

Response:

Page 4 - removed all references to the funds being placed in a bank account or a corporate account!

Page - 9 we corrected the statement to state that the money will be placed in an Escrow or Trust account. We would like to clarify ones and for all the fact that the terms will be updated in the prospectus to disclose which and when such an account is established to receive the proceeds of this offering; and file the contract as an exhibit. Such an account has not been set up!!!! Therefore, we should not discuss this issue any further.

Marina Konstantinova

Orion Bliss Corp.

March 10, 2022

Comment 2:

Description of our business Agreement with our supplier, page 20

We note your revisions on page 20 in response to prior comment 2 and reissue the comment in part. Please revise to expand your summary in this section of the material terms of the contract with your supplier, Red Hot Products Ltd. It is not clear from the terms of the agreement that you have filed as Exhibit 10.3 or your current disclosure that you have agreed to buy any Milk_shake products from the supplier and the supplier has committed to sell any Milk_shake products to you. To the extent that there are no specific commitments for you to purchase products or for Red Hot Products to sell products to you, please clarify the absence of such commitments in your disclosure. We also note your disclosure on page 4 that you will be purchasing products directly from the developer, yet you have revised your disclosure here to state that you will be purchasing from the distributor Red Hot Products Ltd. Please revise to clarify this discrepancy in the disclosure or advise.

Response:

The contract states clearly: Your consent – This applies where you provide your personal data and specifically consent by signing this contract with Red Hot Products Ltd. using it to provide you with a specific service, purchasing Milk_Shake products directly from them, our distributor, Red Hot Products Ltd. This is a legal obligation between Orion Bliss Corp. and Red Hot Products Ltd.

The contact is filed as an exhibit 10.3

I hope this is clear enough to finally close this topic.

Please direct any further comments to:

Best regards,

Marina Konsantinova

Emails: obliss@protonmail.com and orionbliss123456@gmail.com

Telephone: +18498593819

Sincerely, /s/ _Marina Konstantinova

Marina Konstantinova, President